CHINA ELITE INFORMATION CO., LTD.
c/o DeHeng Chen Chan, LLC, 225 Broadway, Suite 1910, New York, NY 10007

July 6, 2007

Michael McTiernan, Esq.

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Elite Information Co., Ltd. (the “Company”), Post-Effective Amendment No. 4 to Form SB-2 Filed on May 11, 2007 SEC File No. 333-100803(“Form SB-2”)

Dear Mr. McTiernan:

Pursuant to your request made to our legal counsel, DeHeng Chen Chan LLC, the undersigned officer of the Company hereby confirms that since April 30, 2007 there have been no sales of any of the Company’s common shares, including (but not limited to) the common shares registered under the Form SB-2.

Sincerely,

/s/Li Kin Shing

Li Kin Shing
President and Chief Executive Officer